As filed with the Securities and Exchange Commission on August 29, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 5)

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.
(Name of Subject Company (Issuer))

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD. (Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Warrants exercisable for common shares at an exercise price of $11.50 per share
(Title of Class of Securities)

G4809J114
(CUSIP Number of Class of Securities)

Walid Wasef Jabsheh
Chief Executive Officer
INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.
74 Abdel Hamid Sharaf Street, P.O. Box 941428,
Amman 11194, Jordan
+962 6 562 2009
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Rawan Alsulaiman Chief Legal Officer International General Insurance Holdings Ltd. 74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan +962 6 562 2009	Michael Levitt, Esq. Freshfields Bruckhaus Deringer US LLP 601 Lexington Avenue New York, NY 10022 (212) 277-4000
☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 5 (“Amendment No. 5”) to the Issuer Tender Offer Statement on Schedule TO originally filed by International General Insurance Holdings Ltd., a Bermuda exempted company (“IGI” or the “Company”), on July 28, 2023 (together with any additional amendments and supplements, “Schedule TO”), relating to the tender offer by the Company to purchase for cash up to 17,250,000 of its outstanding warrants to purchase common shares, par value $0.01 per share, at a price of $0.95 per warrant, without interest, amends such Issuer Tender Offer Statement on Schedule TO to add additional exhibits and to amend the Offer to Purchase. This Schedule TO is intended to satisfy the reporting requirements of Rules 13e-3 and 13e-4 under the Exchange Act.

Item 12. Exhibits.

(a) Exhibits

Exhibit Number	Description
(a)(1)(A)	Fifth Amended and Restated Offer to Purchase and Consent Solicitation, dated August 29, 2023.
(a)(1)(B)*	Amended and Restated Letter of Transmittal and Consent (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Form W-9).
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 28, 2023.
(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 28, 2023.
(a)(2)-(4)	Not Applicable
(a)(5)(i)*	Press Release, dated July 28, 2023, announcing cash tender offer for International General Insurance Holdings Ltd. warrants.
(a)(5)(ii)*	Summary Advertisement, dated July 28, 2023, announcing cash tender offer for International General Insurance Holdings Ltd. warrants.
(a)(5)(iii)*	Press Release, dated August 24, 2023, announcing the extension of the expiration date of the cash tender offer for International General Insurance Holdings Ltd. warrants.
(b)	Not Applicable
(c)(1)*	Presentation of BofA Securities, Inc. to the Company’s board of directors on July 27, 2023.
(c)(2)**	Warrant Powerpoint 1.
(c)(3)**	Warrant Powerpoint 2.
(c)(4)**	Warrant Powerpoint 3.
(c)(5)**	Warrant Powerpoint 4.
(d)(1)*	Warrant Agreement, dated March 15, 2018, between Tiberius Acquisition Corporation and Continental Stock Transfer & Trust Company, as warrant agent.
(d)(2)*

Amendment No. 1 to Warrant Agreement, dated as of March 17, 2020, by and among Tiberius Acquisition Corporation, International General Insurance Holdings Ltd., and Continental Stock Transfer & Trust Company.

(d)(3)*	Tender and Support Agreement, dated July 28, 2023, by and among International General Insurance Holdings Ltd. and the public warrant holders party thereto.
(d)(4)*	Tender and Support Agreement, dated July 28, 2023, by and among International General Insurance Holdings Ltd. and the private warrant holder party thereto.
(g)	Not Applicable
(h)	Not Applicable
107*	Filing Fee Table

(b) Filing Fee Exhibit

Filing Fee Table.

____________

*        Previously filed.

**      Certain portions of this exhibit have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: August 29, 2023

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.
By:	/s/ Walid Wasef Jabsheh
Name:	Walid Wasef Jabsheh
Title:	Chief Executive Officer